Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

U.S.A

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010

U.S.A

As representatives of the prospective underwriters

VIA EDGAR

June 7, 2021

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Dietrich King Ms. Taylor Beech Ms. Linda Cvrkel Mr. Stephen Kim

Re:	Zhangmen Education Inc. (CIK No. 0001838937) (the “Company”) Registration Statement on Form F-1 (File No.: 333-256281), as amended Registration Statement on Form 8-A (File No.: 001-40455)

Dear Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:30 p.m., Eastern Time, on June 7, 2021, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between June 3, 2021 and the date hereof, 500 copies of the Company’s Preliminary Prospectus dated June 3, 2021 were distributed to prospective underwriters, institutional investors, dealers and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Morgan Stanley & Co. LLC
Credit Suisse Securities (USA) LLC

As representatives of the prospective underwriters

Very truly yours,

Morgan Stanley & Co. LLC

By:	/s/ Robert Holley
Name:	Robert Holley
Title:	Vice President

[Signature Page to Acceleration Request]

Very truly yours,

Credit Suisse Securities (USA) LLC

By:	/s/ Marc Bernstein
Name:	Marc Bernstein
Title:	Managing Director

[Signature Page to Acceleration Request]